SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON,  D.C.  20549

                                  SCHEDULE  13D/A

                 UNDER  THE  SECURITIES  EXCHANGE  ACT  OF  1934*
                                (AMENDMENT NO. 7)

                               DOCPLANET.COM,  INC.
                                (NAME  OF  ISSUER)

                           COMMON STOCK, NO PAR VALUE
                      (TITLE  OF  CLASS  OF  SECURITIES)


                                  (CUSIP  NUMBER)

               CHARLES  R.  DRUMMOND                         Copies  to
               3000  W.  WARNER  AVENUE                      ----------
         SANTA  ANA,  CALIFORNIA  92704-5311           THOMPSON  KNIGHT  BROWN
                  (714)  754-5800                      PARKER &  LEAHY  L.L.P.
                                                      1200  SMITH,  SUITE  3600
                                                         HOUSTON,  TX  77002
                                                        ATTN:  DALLAS  PARKER
                                                           (713)  654-8111
(NAME,  ADDRESS  AND  TELEPHONE  NUMBER  OF  PERSON
AUTHORIZED  TO  RECEIVE  NOTICES  AND  COMMUNICATIONS)


                                   MARCH  14,  2000
                    (DATE  OF  EVENT  WHICH  REQUIRES  FILING
                                 OF  THIS  STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE:  Schedules  filed in paper format shall include a signed original and five
copies  of  the  schedule, including all exhibits.  See   240.13d-7(b) for other
parties  to  whom  copies  are  to  be  sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  NO.                      SCHEDULE  13D/A

(1)  Names  of Reporting Persons, I.R.S. Identification Nos. of Above Persons

          CHARLES  R.  DRUMMOND
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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [_]
                                                                         (b) [_]
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(3)  SEC  Use  Only

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(4)  Source  of  Funds  (See  Instructions)                                  OO*

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(5)  Check  if  Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or  2(e)                                                     [_]

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(6)  Citizenship  or  Place  of  Organization                     UNITED  STATES

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Number of                            (7) Sole  Voting  Power           1,000,000
                                     -------------------------------------------
Shares Benficially                   (8) Shared  Voting  Power       1,230,640**
                                     -------------------------------------------
Owned by Each                        (9) Sole Dispositive Power        1,000,000
                                     -------------------------------------------
Reporting Person With                (10) Shared Dispositive Power   1,230,640**
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                       2,230,640

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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [_]

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(13) Percent  of  Class  Represented  by  Amount  in  Row  (11)            29.7%

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(14) Type  of  Reporting  Person  (See  Instructions)                         IN

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* received as a gift
** Mr. Drummond is one of three partners in Drummond Land and Cattle Company, an Oklahoma general partnership ("DLCC"), of which he owns and has voting control over 33.3%. DLCC owns 1,230,640 shares of Common Stock of the Company. As such, voting and dispositive power for such Common Stock is shared equally between the partners of DLCC.

                            AMENDMENT TO SCHEDULE 13D

     This Amendment No. 7 to Schedule 13D (this "Amendment") is filed on behalf of Charles R. Drummond with respect to his beneficial ownership of the common stock of DocPlanet.com, Inc. (formerly named docsales.com, Inc., whose former name was Golden Pharmaceuticals, Inc., whose former name was Benedict Nuclear Pharmaceuticals, Inc.).

     This Amendment amends in its entirety the Schedule 13D previously filed by Charles R. Drummond on March 12, 1991, as amended by Amendment Nos. 1 through 6.


ITEM  1.  SECURITY  AND  ISSUER.

     This statement relates to shares of common stock, no par value per share (the "Common Stock"), of DocPlanet.com, Inc. (the "Company"). The Company's principal executive office is located at 3000 W. Warner Avenue, Santa Ana, California 92704-5311.

ITEM  2.  IDENTITY  AND  BACKGROUND.

     This statement is being filed on behalf of Charles R. Drummond ("Mr. Drummond"). Mr. Drummond's principal occupation or employment is to act as Chairman, Chief Executive Officer and Treasurer of the Company, and his principal business address is 3000 W. Warner Avenue, Santa Ana, California 92704-5311.

     Mr. Drummond has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Drummond has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     Mr.  Drummond  is  a  citizen  of  the  United  States.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     On March 14, 2000, Mr. Drummond gave 2,157,400 shares of Common Stock as a gift to certain family members and a family owned business.

ITEM  4.  PURPOSE  OF  TRANSACTION.

     On different occasions, Mr. Drummond has entered into discussions that could result in a sale of all or a portion of the shares of Common Stock owned by him which may lead to a material change in the management of the Company.

     Except as stated above, Mr. Drummond currently has no plan, proposal or intention which relates to, or would result in, any of the actions enumerated in
Item  4  of  the  instructions  to  Schedule  13D.


ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     As of the date hereof, Mr. Drummond is the direct owner of 1,000,000 shares of the Common Stock of the Company and may be deemed to be a beneficial owner of 1,230,640 additional shares through DLCC, of which he owns and has voting control over 33.3%. As of the date hereof, there are 7,521,311 shares of Common Stock outstanding, and on such basis, Mr. Drummond beneficially owns 29.7% of the Company's outstanding shares of Common Stock. Mr. Drummond has the sole power to vote, direct the vote, dispose of or direct the disposition of all shares of the Company's Common Stock that he currently directly owns. Mr. Drummond also shares the power to vote, direct the vote, dispose of or direct the disposition of the shares of the Company's Common Stock that he beneficially owns through DLCC. The information required by Item 2 with respect to the other partners of DLCC is provided in Exhibit 1 attached hereto.

     Except as otherwise described herein, Mr. Drummond has not effected any transaction in shares of Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     Mr. Drummond has no contract, arrangement, understanding or relationship with any person with respect to the Common Stock of the Company.

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     Exhibit  1 is  being  filed  with  this  statement.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  August  21,  2000



By:  /s/  Charles  R.  Drummond
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